                                                FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-90574



                               SSP SOLUTIONS, INC.

               PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 5, 2003
                        TO PROSPECTUS DATED JULY 23, 2002

         The prospectus of SSP Solutions, Inc. dated July 23, 2002 is supplemented to include the following updated information:

"PROSPECTUS SUMMARY - THE OFFERING" AT PAGE 4 IS UPDATED TO REFLECT:
--------------------------------------------------------------------

         The number of shares of common stock that may be offered under this prospectus is 4,420,156, including an aggregate of 3,430,903 shares of common stock that are or may become issuable upon exercise of warrants and options and upon conversion of notes.

 "SELLING SECURITY HOLDERS" BEGINNING AT PAGE 21 IS REPLACED WITH THE FOLLOWING:
 -------------------------------------------------------------------------------

                            SELLING SECURITY HOLDERS

         This prospectus covers the offer and sale by the selling security holders of up to 4,420,156 shares of common stock. Each selling security holder has indicated to us that he or it is acting individually, not as a member of a group. Except as indicated below or by footnote, none of the selling security holders or their affiliates has held any position, office or other material relationship with us in the past three years. The following table sets forth, to our knowledge, certain information about the selling security holders as of December 2, 2003, based upon information provided to us by the selling security holders.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the Commission, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying derivative securities that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Percentage of beneficial ownership is based on 28,450,177 shares of common stock outstanding as of the date of the table.

         All of the shares being offered under this prospectus were issued, or are issuable upon exercise or conversion of warrants, options or promissory notes that we issued, in the following private placement transactions:

    o Under a letter agreement dated May 31, 2001, as amended on October 31, 2001, between us, BIZ and Tucker Anthony Sutro Capital Markets, an NASD member firm, in lieu of the $25,000 retainer and approximately $11,000 in unreimbursed expenses that we owed to Tucker Anthony Sutro Capital Markets for investment banking services, we issued 4,050 shares of common stock to RBC Dain Rauscher, Inc. (formerly Dain Rauscher Incorporated), as successor by merger to Tucker Anthony Sutro Capital

         Markets, and an aggregate of 4,050 shares of common stock to Douglas J. Burke, Forbes W. Burtt and William M. Hannan, three then employees of Tucker Anthony Sutro Capital Markets. We have included for resale under this prospectus the 8,100 shares of common stock issued under that agreement.

    o Under a Securities Purchase, Registration Rights and Security Agreement dated as of April 16, 2002, we issued to six accredited investors in a private offering $5,791,111 in principal amount of 10% secured convertible promissory notes due December 31, 2005 ("April 2002 notes"). The investors were Richard P. Kiphart ($3,789,667), Nefilim Associates, LLC ($256,444), Crestview Capital Fund, L.P. ($1,075,000), Crestview Capital Fund II, L.P. ($400,000), Crestview Offshore Fund, Inc. ($25,000) and Robert Geras ($250,000).

         The April 2002 notes had an initial conversion price of $1.00 per share. Interest on the April 2002 notes was payable quarterly in cash or, at our option, in shares of common stock valued at the arithmetic mean of the closing sale price of our common stock for the 30-day period ending on the day prior to the day the interest payment is due. The outstanding principal balances of the April 2002 notes and, at our option, any accrued and unpaid interest, automatically were to convert into shares of common stock if at any time after the declaration of effectiveness of the registration statement of which this prospectus is a part:

         o the closing sale price of a share of our common stock equaled or exceeded $3.00 for 20 consecutive trading days;

         o the average daily trading volume during the 20-trading day period equaled or exceeded 100,000 shares; and

         o the registration statement remained effective throughout each day of the 20-trading day period.

         The April 2002 notes were accompanied by three-year warrants ("April 2002 warrants") to purchase an aggregate of 3,477,666 shares of common stock. The April 2002 warrants had an initial exercise price of $1.30 per share and contain a cashless exercise provision.

         Mr. Kiphart, Crestview Capital Fund, L.P., and Crestview Capital Fund II, L.P. made various bridge loans to us between November 2002 and September 2003. In November 2003, we completed a private placement of 2,150 shares of Series A Convertible Preferred Stock that were accompanied by A-1 and A-2 warrants to purchase up to an aggregate of 10,750,000 shares of common stock at initial per share exercise prices of $1.25 and $1.50, respectively. Mr. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Mr. Geras exchanged $1,539,667, $400,000, $120,000 and $250,000, respectively, of their
         April 2002 notes for an aggregate of 329.95 shares of Series A Convertible Preferred Stock and A-1 and A-2 warrants to purchase an aggregate of 1,649,762 shares of common stock. In addition, notes held by Mr. Kiphart, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Offshore Fund, Inc. in the principal amounts of $1,000,000, $325,000, $150,000 and $25,000, respectively, were exchanged for new notes ("additional retained notes") that had terms substantially identical to the terms of the April 2002 notes except that, automatically upon approval at our 2003 annual meeting of stockholders, the additional retained notes will convert into shares of common stock at a conversion price of $0.70 per common share. The additional retained notes were accompanied by additional retained warrants to purchase up to 1,071,429 shares of common stock. The additional retained warrants are identical to the A-1 warrants except that their exercise price is $1.00 per common share.

         We repriced the April 2002 warrants to purchase up to 3,477,666 shares of common stock in two traunches. In September 2003, April 2002 warrants to purchase up to 1,500,000 shares of common stock were repriced to a per share exercise price of $0.50 and then immediately exercised in exchange for the cancellation of $750,000 in bridge notes held by Mr. Kiphart and Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Offshore Fund, Inc. In November 2003, we repriced the remaining April 2002 warrants to purchase up to 1,977,666 shares of common stock held by Mr. Kiphart, Crestview Capital Fund L.P., Mr. Geras and Nefilim Associates, LLC to the exercise price of the A-1 warrants.

         The remaining $1,986,444 in principal amount of April 2002 notes ("retained notes") were retained by Mr. Kiphart ($1,250,000), Nefilim Associates, LLC ($256,444), Crestview Capital Fund, L.P. ($350,000) and Crestview Capital Fund II, L.P. ($130,000). We have included for resale under this prospectus 947,249 shares of common stock issued upon conversion of interest on the April 2002 notes through October 1, 2003, and 3,302,903 shares of common stock underlying the principal balances of, and estimated interest from October 1, 2003 through December 31, 2005 on, the retained notes.

    o Between December 3, 2001 and May 23, 2002, we were a party to an Independent Contractor Services Agreement with Nefilim Associates, LLC. As of the effective date of the agreement, we granted to Nefilim Associates, LLC a two-year fully-vested non-qualified option to purchase up to an aggregate of 6,250 shares of common stock at an exercise price of $4.05 per share, which was the last sale price of a share of our common stock on the immediately preceding day. As of March 4, 2002, we granted to Nefilim Associates, LLC a two-year fully-vested non-qualified option to purchase up to 6,250 shares of common stock at an exercise price of $2.61 per share, which was 90% of the average of the closing prices of a share of our common stock for the 20-trading day period ending on the day immediately preceding the grant date of the option. As of April 16, 2002, we granted to Nefilim Associates, LLC a two-year fully-vested non-qualified option to purchase up to 5,500 shares of common stock at an exercise price of $2.15 per share, which was 90% of the average of the closing prices of a share of our common stock for the 20-trading day period ending on the day immediately preceding the grant date of the option. We have included for resale under this prospectus the 18,000 shares of common stock underlying the three options.

    o On May 2, 2002, we granted to William Blair & Company, L.L.C. a three-year warrant to purchase up to 110,000 shares of common stock at an initial exercise price of $1.00 per share as compensation for placement agent services rendered in connection with our December 2001 and April 2002 financings. The warrant contains a cashless exercise provision. We have included for resale under this prospectus the 110,000 shares of common stock underlying the warrant.

    o Under a finders' fee agreement dated April 2, 2002, JAW Financial, L.P., a limited partnership affiliated with Marvin J. Winkler, our co-chairman of the board and chief executive officer, transferred to AMG Financing Capital, Inc. 12,500 shares of common stock owned by JAW Financial, L.P. as partial payment for the engagement fee we owed to AMG Financing Capital, Inc. We have included the 12,500 shares of common stock for resale under this prospectus.

    o In lieu of payment of $28,000 in cash compensation that we owed to Robert J. Gray in consideration for patents he assigned to us under the terms of his employment arrangement with us, we issued to Mr. Gray effective as of June 13, 2002 an aggregate of 21,374 shares of common stock. We have included those shares of common stock for resale under this prospectus.

         The terms of the retained notes and the April 2002 warrants, as well as the terms of other warrants and shares of Series A Convertible Preferred Stock held by some of the selling security holders, prohibit conversion or exercise of those derivative securities to the extent that conversion or exercise of those derivative securities would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% of our outstanding shares of common stock. The rules of The Nasdaq National Market require us to obtain stockholder approval before we may issue a number of shares of common stock, or securities exercisable for or convertible into common stock, equal to or greater than 20% of the number of shares of our common stock outstanding prior to the issuance, if the issuance is for a price that is less than the greater of the book value or market value of our common stock at the time of issuance. Conversions of shares of Series A Convertible Preferred and additional retained notes, exercises of additional retained warrants, and conversions or exercises of certain other derivative securities are subject to this 20% limitation unless and until we obtain stockholder approval. We anticipate, but cannot offer assurance, that we will obtain stockholder approval at our 2003 annual stockholders' meeting and that the 20% limitation will thereafter no longer apply.

         A holder of one of the retained notes or April 2002 warrants or certain other warrants that contain beneficial ownership limitations may waive the 4.999% limitation after 61 days' prior written notice to us, or immediately upon written notice to us if we are or may become subject to a change in control as defined in the retained notes and the April 2002 warrants. The 4.999% beneficial ownership limitation that relates to the Series A Convertible Preferred Stock may only be altered or removed with the vote or written approval of a majority of the outstanding shares of our common stock and the written approval of holders of at least 50% of the outstanding shares of Series A Convertible Preferred Stock. As of the date of the table, the 4.999% beneficial ownership limitations had not been waived or altered. However, the beneficial ownership limitations do not preclude a holder from converting or exercising a derivative security and selling the shares underlying the derivative security in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount. As a result of the beneficial ownership limitations, the numbers of shares shown in the table as beneficially owned by certain of the selling security holders have been reduced as described in the footnotes to the table.

         The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders described below. William Blair & Company, L.L.C. and RBC Dain Rauscher, Inc. are NASD member firms and therefore are acting as underwriters in this offering. Although we believe each of Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P., Crestview Offshore Fund, Inc., Richard P. Kiphart, Douglas J. Burke and Forbes W. Burtt currently is affiliated with an NASD member firm, and William Hannan formerly was affiliated with an NASD member firm, each such person or entity has represented to us that he or it is not acting as an underwriter in this offering, he or it purchased or received the securities to be resold by him or it under this prospectus in the ordinary course of business, and at the time of such purchase or receipt, he or it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

                                               SHARES OF                                       SHARES OF
                                             COMMON STOCK              SHARES OF              COMMON STOCK
                                           BENEFICIALLY OWNED            COMMON             BENEFICIALLY OWNED
                                           PRIOR TO OFFERING             STOCK              AFTER OFFERING (1)
               NAME OF               ------------------------------      BEING         ---------------------------
          BENEFICIAL OWNER                NUMBER         PERCENTAGE     OFFERED           NUMBER        PERCENTAGE
-----------------------------------  ----------------    ----------  ---------------   --------------   ----------
RBC Dain Rauscher, Inc. (2)               4,050              *            4,050              --            --
Douglas J. Burke (3)                      1,650              *            1,650              --            --
Forbes W. Burtt (4)                       2,000              *            2,000              --            --
William M. Hannan (5)                       400              *              400              --            --
Crestview Capital Fund, L.P. (6)      1,472,288 (7)         4.99%       624,129 (8)     1,481,533 (9)      4.99%
Crestview Capital Fund II, L.P. (6)   1,476,957 (10)        4.99%       303,319 (11)    1,480,397 (12)     4.99%
Crestview Offshore Fund, Inc. (6)        63,152 (13)         *            4,083            59,069 (14)      *
Richard P. Kiphart                    2,064,496 (15)        7.23%     2,907,316 (16)    1,426,807 (17)     4.99%
Nefilim Associates, LLC                 480,905 (18)        1.67%       388,478 (19)      153,866 (20)      *
Robert Geras                            726,572 (21)        2.50%        40,857           685,715 (22)     2.35%
William Blair & Company, L.L.C.         110,000 (23)         *          110,000 (23)         --            --
AMG Financing Capital, Inc. (24)         12,500              *           12,500              --            --
Robert J. Gray                          192,512 (25)         *           21,374           171,138 (26)      *
__________________
* Less than 1.00%

(1) The figures shown assume the sale of all shares being offered under this prospectus.

(2) Power to vote or dispose of the shares beneficially owned by RBC Dain Rauscher, Inc., an NASD member firm, is held by RBC Dain Rauscher, Corp. The individuals authorized to act on behalf of RBC Dain Rauscher, Corp. in the voting and disposition of the shares are Irving Weiser, Lisa A. Ferris, Lawrence C. Holtz, Michelle R. White, Peter Armenio, Peter M. Grant, Maria T. Malark and Mary E. Zimmer.

(3) Douglas J. Burke is a managing director of Digital Coast Partners, an NASD member firm.

(4) Forbes W. Burtt is a managing director of Wedbush Morgan Securities, an NASD member firm.

(5) William Hannan is a former employee of Tucker Anthony Sutro Capital Markets, a former NASD member firm that merged with RBC Dain Rauscher, Inc.

(6) Kingsport Capital Partners, LLC controls three funds listed in the above table, Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Offshore Fund, Inc. Power to vote or dispose of the shares beneficially owned by each of each of Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Offshore Fund, Inc. is held by Stewart Flink and Richard Levy. Stewart Flink owns Dillon Capital, Inc., an NASD member firm.

(7) Includes 470,810 outstanding shares of common stock and 1,001,478 shares of common stock that represent the maximum aggregate number of shares of common stock that may be issued upon conversion of notes and preferred stock and upon exercise of warrants without waiver of beneficial ownership limitations. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 3,040,037 shares of common stock, or 9.80% of our outstanding common stock, including 2,569,227 shares of common stock underlying derivative securities, when calculated in accordance with Rule 13d-3.

(8) Includes 175,691 outstanding shares of common stock and 448,438 shares underlying the principal balance of, and estimated interest on, a retained note.

(9) Includes 295,119 outstanding shares of common stock and 1,186,414 shares of common stock that represent the maximum aggregate number of shares of common stock that may be issued upon conversion of notes and preferred stock and upon exercise of warrants without waiver of beneficial ownership limitations. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 2,499,762 shares of common stock, or 8.16% of our outstanding common stock, including 2,204,643 shares of common stock underlying derivative securities, when calculated in accordance with Rule 13d-3.

(10) Includes 382,074 outstanding shares of common stock and 1,094,883 shares of common stock that represent the maximum aggregate number of shares of common stock that may be issued upon conversion of notes and preferred stock and upon exercise of warrants without waiver of beneficial ownership limitations. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 2,406,109 shares of common stock, or 7.90% of our outstanding common stock, including 2,024,035 shares of common stock underlying derivative securities, when calculated in accordance with Rule 13d-3.

(11) Includes 65,371 outstanding shares of common stock and 237,948 shares underlying the principal balance of, and estimated interest on, a retained note.

(12) Includes 316,703 outstanding shares of common stock and 1,163,694 shares of common stock that represent the maximum aggregate number of shares of common stock that may be issued upon conversion of notes and preferred stock and upon exercise of warrants without waiver of beneficial ownership limitations. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 2,147,284 shares of common stock, or 7.09% of our outstanding common stock, including 1,830,581 shares of common stock underlying derivative securities, when calculated in accordance with Rule 13d-3.

(13) Includes 20,028 outstanding shares of common stock, 25,266 shares of common stock underlying the principal balance of, and estimated interest on, a retained note, and 17,858 shares underlying additional retained warrants.

(14) Includes 15,945 outstanding shares of common stock, 25,266 shares of common stock underlying the principal balance of, and estimated interest on, a retained note, and 17,858 shares underlying additional retained warrants.

(15) Includes 1,954,496 outstanding shares of common stock. Also includes 110,000 shares underlying a warrant held by William Blair & Company, L.L.C., an NASD member firm that has acted as placement agent for us in a prior offering. Mr. Kiphart is manager - corporate finance at William Blair & Company, L.L.C. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 15,878,451 shares of common stock, or 38.79% of our outstanding common stock, including 12,484,777 shares of common stock underlying derivative securities, when calculated in accordance with Rule 13d-3.

(16) Includes 619,368 outstanding shares of common stock and 2,287,948 shares underlying the principal balance of, and estimated interest on, a retained note.

(17) Includes 1,335,128 outstanding shares of common stock and 91,679 shares of common stock that represent the maximum aggregate number of shares of common stock that may be issued upon conversion of notes and preferred stock and upon exercise of warrants without waiver of beneficial ownership limitations. If beneficial ownership limitations had not been in effect, the selling security holder would have beneficially owned a total of 11,849,785 shares of common stock, or 30.41% of our outstanding common stock, including 10,514,657 shares of common stock underlying derivative securities, when calculated in accordance with Rule 13d-3.

(18) Includes 41,909 outstanding shares of common stock, 18,000 shares underlying options, 267,130 shares underlying the principal balance of, and estimated interest on, a retained note, and 153,866 shares underlying warrants. Power to vote or dispose of the shares beneficially owned by Nefilim Associates, LLC is held by Alexander T. Tennant as the managing member. Nefilim Associates, LLC formerly served as our public relations and marketing consultant.

(19) Includes 41,909 outstanding shares of common stock, 18,000 shares underlying options, and 328,569 shares underlying the principal balance of, and estimated interest on, a retained note.

(20)     Represents 153,866 shares underlying warrants.

(21) Includes 40,857 outstanding shares of common stock, 328,572 shares underlying warrants and 357,143 shares underlying preferred stock.

(22) Includes 328,572 shares underlying warrants and 357,143 shares underlying preferred stock.

(23) Represents shares underlying a warrant. Power to vote or dispose of the shares beneficially owned by William Blair & Company, L.L.C. is held by the Executive Committee of William Blair & Company, L.L.C., which was comprised of Edgar Janotta, E. David Coolidge, John Ettleson, James McKinney, Albert Lacher, Carlette McMullan, Michelle Seitz, Richard Kiphart and Robert Newman. William Blair & Company, L.L.C. is an NASD member firm that has acted as placement agent for us.

(24) The power to vote or dispose of the shares beneficially owned by AMG Financing Capital, Inc. is held by Arthur M. Gelber as President. AMG Financing Capital, Inc. has acted as a finder for us.

(25) Includes 125,161 outstanding shares of common stock and 67,351 shares underlying options. Until June 2002, Mr. Gray was our vice president, product development and embedded systems and chief technical officer. He is now an hourly employee.

(26) Includes 103,787 outstanding shares of common stock and 67,351 shares underlying options.